March 21, 2012

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

Attention:	Michael McTiernan, Assistant Director Jerard Gibson, Attorney-Advisor
Re:
Ares Commercial Real Estate Corporation (File No. 333-176841)

Dear Messrs. McTiernan and Gibson:

        Ares Commercial Real Estate Corporation (the "Company") has today filed Amendment No. 2 ("Amendment No. 2") to its registration statement on Form S-11 filed on September 14, 2011 (as amended, the "Registration Statement"). Amendment No. 2 incorporates the Company's responses to the comments of the Staff of the Division of Corporate Finance (the "Staff") contained in your letter dated January 20, 2012, relating to the above-referenced filing.

        Set forth below are the aforementioned comments of the Staff and immediately below each comment is the response with respect thereto and, where applicable, the location in Amendment No. 2 of the requested disclosure. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. In addition, attached as Exhibit 1 hereto is a replacement logo that the Company intends to use in the prospectus.

General

1.    We note your responses to comments 1 and 19. Until we understand the percentage of proceeds intended to be used for working capital purposes as compared to being used to repay indebtedness used to finance the origination of your initial portfolio, and until we understand the information to be provided regarding the initial portfolio, including loan performance information, we are unable to determine the applicability of Industry Guide 5, including sponsor prior performance information. We may have further comment.

        The Company has included the information discussed with the Staff with respect to Industry Guide 5 on pages 124-130 of Amendment No. 2.

2.    We note your response to comments two, three and four in our letter dated October 11, 2011 and await the filing of your next amendment including the information as detailed in your response.

United States Securities and Exchange Commission
March 21, 2012

        As discussed with the Staff, the Company has included its audited financial statements for the fiscal year ended December 31, 2011 on pages F-3 through F-6 of Amendment No. 2.

        As discussed with the Staff, the Company has included the information and financial statements requested by the Staff regarding the Initial Portfolio on pages 3 and 93-95 of Amendment No. 2.

        As disclosed on page 122 of Amendment No. 2, the Company advises the Staff that it intends to account for the grant of restricted shares of common stock upon completion of the offering in accordance with ASC 718.

Prospectus Summary, page 1

3.    We have referred your response to comment 7 in our letter dated October 11, 2011 to the Division of Investment Management.

        The Company has revised its disclosure in response to comments from the Division of Investment Management. Moreover, we advise the Staff that we have confirmed with Rochelle Plesset of the Division of Investment Management that, as of March 14, 2012, she had no further comments to our disclosure.

Expense Reimbursement, page 12

4.    We note your response to comment 11 in our letter dated October 11, 2011; however, we continue to believe that Item 402 compensation disclosure is warranted to the extent that the registrant will reimburse compensation payments made by the advisor to a named executive officer of the registrant. Please confirm that you plan to include such disclosure in future filings requiring Item 402 disclosure.

        The Company confirms that to the extent that it will reimburse compensation payments made by the Manager to a named executive officer of the Company, the Company plans to include required Item 402 compensation disclosure in all future filings that require such disclosure.

Investment Committee of Our Manager, page 97

5.    We reissue comment 23 in our letter dated October 11, 2011 in part. Please revise to describe with greater specificity the business experiences for Mr. Sachs over the past five years. In such revised disclosure, identify the specific time periods he has served in each of the positions described. Refer to Item 401(e) of Regulation S-K.

        The Company has revised the disclosure on pages 112-113 of Amendment No. 2 to include the requested information.

United States Securities and Exchange Commission
March 21, 2012

Item 36.    Financial Statements and Exhibits, page II-3

6.    We note your response to comment 27 in our letter dated October 11, 2011. Please file the legal and tax opinions with your next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have comments.

        The Company has previously provided drafts of the legal and tax opinions for the Staff to review. The Company acknowledges that the Staff may have comments on each of these opinions.

        In addition to the items noted above, the Company has included the following information or disclosure based on an informal conversation with the Staff on March 15, 2012.

1.    Information regarding credit risk as it relates to the Company's investments and investment strategy.

        The Company confirms that disclosure on credit risk as it relates to the Company's investments and investment strategy is included on pages 74, 75, 85, 87 and 102 of Amendment No. 2, as well as in "Risk Factors—Risks Related to Our Investments" on pages 39-46 of Amendment No. 2.

2.    The Initial Portfolio table should include a column for debt service coverage.

        The Company has included the column in the Initial Portfolio table on pages 3 and 94 of Amendment No 2.

3.    In "Historical Performance of Certain Ares Management-Advised Funds," the disclosure should clarify why information regarding certain funds was not included.

        The Company has included the requested disclosure in "Historical Performance of Certain Ares Management-Advised Funds," on pages 124-130 of Amendment No. 2.

4.    Confirm whether the Company has considered whether any information with respect to the management of the Wrightwood Funds that is not already disclosed should be included in order to make the statements made in the disclosure, in the light of the circumstances under which they were made, not misleading.

        The Company confirms that it does not believe any additional disclosure is necessary.

        We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544. In addition, we would greatly appreciate any additional comments by facsimile to (310) 557-2193.

United States Securities and Exchange Commission
March 21, 2012

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:
John B. Bartling, Jr., Ares Commercial Real Estate Corporation
Michael D. Weiner, Ares Commercial Real Estate Corporation
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 1